Mail Stop 4561

April 22, 2009

Mr. Frank Plenskofski
Chief Financial Officer
Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, NY 10017

      Re: **Care Investment Trust Inc.**
              Form 10-K for the year ended December 31, 2007
              File No. 1-33549

Dear Mr. Plenskofski:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief